KIRKLAND & ELLIS LLP

AND AFFILIATED PARTNERSHIPS

Jeffrey S. O’Connor 312-861-2026 joconnor@kirkland.com	200 East Randolph Drive Chicago, Illinois 60601 312 861-2000 www.kirkland.com

March 21, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sara W. Dunton

Re:	Wholesale Auto Receivables Corporation
Registration Statement on Form S-3
Filed February 3, 2006
File No. 333-131524

Ladies and Gentlemen:

On behalf of Wholesale Auto Receivables Corporation (the “Depositor”) and in response to the letter (the “Comment Letter”) dated March 2, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission to Richard V. Kent, Esq., the Depositor’s General Counsel, we submit Amendment No. 1 to the above-referenced Registration Statement on Form S-3, marked to show changes from the Registration Statement as originally filed on February 2, 2006. The amendment reflects changes made in response to the Comment Letter.

The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Page references in the Depositor’s responses are references to the page numbers in the typeset version of the amendment, which is being provided to Rolaine Bancroft, of the Staff, via courier. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Registration Statement on Form S-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

KIRKLAND & ELLIS LLP Securities and Exchange Commission Division of Corporate Finance March 21, 2006 Page 2

securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:    The Depositor confirms that the Depositor and each issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

The following affiliates of the Depositor have publicly offered asset-backed securities of the same asset class:

Name		CIK
Superior Wholesale Inventory Financing Trust	I	0001003010
Superior Wholesale Inventory Financing Trust	II	0001003012
Superior Wholesale Inventory Financing Trust	III	0001011899
Superior Wholesale Inventory Financing Trust	IV	0000894310	*
Superior Wholesale Inventory Financing Trust	V	0000894310	*
Superior Wholesale Inventory Financing Trust	VI	0000894310	*
Superior Wholesale Inventory Financing Trust	VII	0000894310	*
Superior Wholesale Inventory Financing Trust	VIII	0001284712
Superior Wholesale Inventory Financing Trust	IX	0001290691
Superior Wholesale Inventory Financing Trust	X	0001303017
Superior Wholesale Inventory Financing Trust	XI	0001318667
Superior Wholesale Inventory Financing Trust	XII	0001330862

*Note that for Superior Wholesale Inventory Financing Trusts IV, V, VI and VII, the CIK of the Depositor was used.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

Division of Corporate Finance

March 21, 2006

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB

Response:    The Depositor confirms that all material terms to be included in the finalized agreements will also be disclosed in the applicable final Rule 424(b) prospectus or finalized agreements will be filed simultaneously with or prior to the applicable final prospectus.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:    The Depositor confirms that the Depositor will file, or cause to be filed, unqualified legal and tax opinions at the time of each takedown.

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:    The Depositor confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown as required by Rule 409.

5.	Please confirm that you will abide by the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3, and include disclosure regarding your intended inclusion, if any, of delinquent assets.

Response:    The Depositor confirms that the Depositor will abide by the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3. The Depositor does not anticipate including delinquent assets in any pools of accounts, and we have revised the disclosure on page S-20.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

Division of Corporate Finance

March 21, 2006

Prospectus Supplement

Cover Page

6.	Please revise to identify the asset type(s) being securitized. Refer to Item 1102(c) of Regulation AB.

Response:    We have added the requested disclosure on the Cover Page of the prospectus supplement in response to the Staff’s comment.

7.	Please include bracketed disclosure regarding the underwriting agreements. We note your disclosure on page S-46.

Response:    We have revised the disclosure on the Cover Page and included bracketed language on page S-49 of the prospectus supplement in response to the Staff’s comment.

Table of Contents, ii

8.	Please expand your table of contents to delineate each of the various subsections in the prospectus supplement and/or base prospectus to assist investors in locating the relevant disclosure on the offered securities. For example, we note you include a number of cross-references to subsections in the summary; however, the subsections are not listed in the table of contents. Please revise accordingly.

Response:    We have revised the tables of contents of the prospectus supplement in response to the Staff’s comment.

Capitalization of the Trust, page S-2

9.	We note on page S-3 that the issuing entity may issue additional series of Class A term notes under the indenture after the closing date. Please tell us the reasons that you contemplate issuing Class A term notes and revolving notes after the closing date. Also, please confirm for us that additional issuances contemplated at a later date will be registered at this time, or conducted in a transaction exempt from the federal securities laws

Response:    The issuing entities formed by the Depositor in connection with the transactions contemplated by this registration statement are master trusts, which generally issue additional series or classes of securities from time to time in the future as a result of the

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

Division of Corporate Finance

March 21, 2006

retirement of previously issued securities or as a result of additional receivables being added to the trust. We have revised the disclosure to provide that the issuing entity may issue any class or series of notes or certificates after the initial closing date. Whether and when such issuing entity will issue securities after a closing date is driven primarily by market conditions and will also be dependent on the volume of receivables available to the issuing entity and the terms of the prior issued securities.

The Depositor confirms that additional issuances contemplated at a later date will be registered either pursuant to this or another registration statement or will be conducted in a manner exempt from the registration requirements of the Securities Act.

10.	We also note your statement that you will notify securityholders of additional issuances and borrowings in monthly servicer reports as described in your later section on page S-43; however, we cannot locate where in that later section you reference the inclusion of such information. Please revise the Reports to Noteholders section on page S-43 to reflect that you will comply with Item 3 of Form 10-D.

Response:    We have revised the disclosure on page S-46 of the prospectus supplement in response to the Staff’s comment.

Credit Enhancement and Liquidity, page S-5

11.	Please also add bracketed language to the prospectus supplement to clarify that you will provide the financial information as outlined in Item 1114(b) if the aggregate significance percentage is 10% of more, if applicable.

Response:    We have added the requested disclosure on page S-41 of the prospectus supplement in response to the Staff’s comment.

In addition, we have revised the disclosure on page S-41 of the prospectus supplement to add similar information regarding the potential use of an insurance policy issued by a monoline financial insurer. In that regard, the Depositor notes that such an insurance policy would not be a security that would be required to be registered in that the Depositor would not use an insurance policy issued by a monoline financial insurer unless the insurance policy was exempt from registration pursuant to Section 3(a)(8) of the Securities Act.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

Division of Corporate Finance

March 21, 2006

12.	In an appropriate Section, please provide a brief summary of how losses not covered by credit enhancement or support will be allocated to the securities (or classes of securities). Refer to Item 1103(a)(3)(ix) of Regulation AB.

Response:    We have added the requested disclosure on page S-6 of the prospectus supplement in response to the Staff’s comment.

The Initial Pool of Accounts, page S-18

13.	Because the underlying assets in the pool are revolving in nature, please provide disclosures as outlined in Item 1111(b)(8) of Regulation AB.

Response:    The relative disclosures regarding monthly payment rates, average account balance (“Average Principal Balance of Eligible Receivables in Each Account”), yield percentages (“Weighted Average Spread”), type of asset and finance charges (“Weighted Average Spread”) are on pages S-20, S-18, S-18, S-17 and S-18, respectively, of the prospectus supplement.

We have revised the disclosure on page S-18 of the prospectus supplement regarding maximum credit lines in response to the Staff’s comment.

We do not believe that disclosure regarding “fees and other income earned” on any particular account is material in these transactions and may be confusing to investors as such amounts are not included in collections for any particular issuing entity and instead are retained by the servicer as disclosed under the caption “Certain Fees and Expenses” on page S-47 of the prospectus supplement.

In addition, we do not believe that disclosure regarding “[b]alance reductions granted for refunds, returns, fraudulent charges and other reasons” and “[p]ercentage of full-balance and minimum payments made” would be material in these transactions. We have revised the disclosure in “The Dealer Floorplan Financing Business — Dealer Payment Terms” on page 21 of the base prospectus to clarify that balance reductions to loans as a result of returns, refunds and prepayments do not generally occur.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

Division of Corporate Finance

March 21, 2006

Base Prospectus

Liquidity and Credit Support, page 39

14.	In the fourth paragraph on page 40 we note that you contemplate using interest rate swaps, caps and floors and other derivative products. Please tell us how “other derivative products” would meet the definition of an asset backed security. Refer to Section 111.A.2(a) of Regulation AB Adopting Release (Release No. 33-8518) and Item 1115 of Regulation AB. Also, please disclose the general mechanics of how each derivative instrument you contemplate including in an offering of asset-backed notes would operate.

Response:    The Depositor currently expects to use derivatives that are interest rate or currency swaps or are similar to such arrangements which would not be the primary source of cash flows for payments of the securities and is not expecting to use any derivative that would result in the securities not qualifying as an asset backed security. In addition we have added the requested disclosure on page 42 of the base prospectus.

15.	Furthermore, please add bracketed language to the prospectus supplement to clarify that you will provide all of the information required by Item 1115 of Regulation AB.

Response:    We have added the requested disclosure on page S-41 of the prospectus supplement in response to the Staff’s comment.

Part II

16.	When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior poolings and servicing agreement, including any changes made to comply with Regulation AB.

Response:    The Depositor has included updated agreements as exhibits to Amendment No.1 that have been revised to comply with Regulation AB. We are also providing copies of the Trust Sale and Servicing Agreement, Indenture and Trust Agreement, marked to show changes made to comply with Regulation AB, to Rolaine Bancroft under separate cover.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 861-2026.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

Division of Corporate Finance

March 21, 2006

Sincerely,

/s/    JEFFREY S. O’CONNOR

Jeffrey S. O’Connor

cc:	Richard V. Kent, Esq., Capital Auto Receivables, Inc.

Elizabeth A. Raymond